Exhibit 1

AudioCodes Press Release

P R E S S  R E L E A S E

Company Contacts		IR Agency Contact
Niran Baruch, VP Finance & Chief Financial Officer AudioCodes Tel: +972-3-976-4000 Niran.baruch@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Brett Maas, Managing Director Hayden IR Tel: +1-646-536-7331 brett@haydenir.com

AudioCodes Reports Fourth Quarter and Full Year 2020 Results

Lod, Israel – January 26, 2021 - AudioCodes (NASDAQ: AUDC) Press Release

Fourth Quarter and Full Year 2020 Highlights

•	Quarterly revenues increased by 11.1% year-over-year to $58.7 million;

full 2020 year revenues increased by 10.2% to $220.8 million;

•	Quarterly service revenues increased by 19.9% year-over-year to $21 million;

full 2020 year service revenues increased by 16.7% to $75.4 million; and

•	Quarterly and full 2020 year UC-SIP revenues increased more than 20% year-over-year.
•	GAAP results:
o	Quarterly GAAP gross margin was 71.4%;
o	Quarterly GAAP operating margin was 20.7%;
o	Quarterly GAAP net income was $8.4 million, or $0.24 per diluted share; and
o	Full 2020 year GAAP net income was $27.2 million, or $0.83 per diluted share.
•	Non-GAAP results:
o	Quarterly Non-GAAP gross margin was 71.5%;
o	Quarterly Non-GAAP operating margin was 26.2%;
o	Quarterly Non-GAAP net income was $15.2 million, or $0.44 per diluted share; and
o	Full 2020 year Non-GAAP net income was $46.7 million, or $1.41 per diluted share.
•	Net cash provided by operating activities was $10.1 million for the quarter and $38.5 million for the full year.

AudioCodes Reports Fourth Quarter and Full Year 2020 Results	Page 1 of 10

AudioCodes Press Release

Details

AudioCodes (NASDAQ: AUDC), a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, today announced financial results for the fourth quarter and full year periods ended December 31, 2020.

Revenues for the fourth quarter of 2020 were $58.7 million compared to $56.6 million for the third quarter of 2020 and $52.8 million for the fourth quarter of 2019. Revenues were $220.8 million in 2020 compared to $200.3 million in 2019.

Net income was $8.4 million, or $0.24 per diluted share, for the fourth quarter of 2020, compared to a net loss of $8.2 million, or $(0.28) per diluted share, for the fourth quarter of 2019. Net income was $27.2 million, or $0.83 per diluted share, in 2020 compared to $4.0 million, or $0.13 per diluted share, in 2019.

On a Non-GAAP basis, net income was $15.2 million, or $0.44 per diluted share, for the fourth quarter of 2020 compared to $8.1 million, or $0.26 per diluted share, in the fourth quarter of 2019. Non-GAAP net income was $46.7 million, or $1.41 per diluted share, in 2020 compared to $27.8 million, or $0.89 per diluted share, in 2019.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to the payment required to be made pursuant to the royalty buyout agreement with the Israel National Authority for Technology and Innovation (“IIA”)entered into in November 2019; (iv) expenses or income related to revaluation of an earn-out liability in connection with the acquisition of Active Communications Europe; (v) financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies and (vi) non-cash deferred tax expenses (benefit). A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $10.1 million for the fourth quarter of 2020 and $38.5 million for 2020. Net cash provided by operating activities in both periods was impacted by the $11.6 million payment made in December 2020 which was the second installment payment pursuant to the royalty buyout agreement.

Cash and cash equivalents, long and short-term bank deposits and long and short-term marketable securities were $186.3 million as of December 31, 2020 compared to $71.9 million as of December 31, 2019. The increase in cash and cash equivalents, long and short-term bank deposits and long and short-term marketable securities was the result of the receipt of the net proceeds of the Company’s public offering in June 2020, as well as due to cash provided by operating activities, offset, in part, by the payments of cash dividends during 2020.

AudioCodes Reports Fourth Quarter and Full Year 2020 Results	Page 2 of 10

AudioCodes Press Release

“We are pleased to report record financial results for the fourth quarter and full year 2020,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

“The year 2020 ended on a strong note, underscoring our excellent performance for the full year, and providing continued momentum heading into 2021. With collaboration and work from home trends becoming key for business continuity and workplace productivity in the Covid-19 pandemic era, we have seen increased demand for our comprehensive portfolio of solutions and services for the UCaas and Contact Center markets. Most notable was the more than 17% growth in our Enterprise business during 2020, which now comprises about 78% of revenue, driven mainly by continued success in voice solutions for Microsoft Teams where annual revenue grew by over 300% year-over-year, and more than 30% compared to the third quarter of 2020. Additionally, we witnessed higher than anticipated revenue in the Contact Center business, which grew over 15% in 2020. With continued focus on collaboration tools and on work from home in the coming years, we anticipate similar growth in 2021 and beyond.”

Mr. Adlersberg continued, “Given the ramp up in conversational AI opportunities we experienced in the second half of 2020, and looking to the future, we expect voice.ai to be a new growth engine for us over the next several years. In 2020, we experienced over 50% growth in the revenues of our conversational IVR, recording and voice.ai connect solutions. Driven by the current environment and trends, the need for quick and efficient access to contact centers has become a top priority for many. We see rising demand and requirements for automation of customer calls and self-service solutions. Meeting recap is another growth area for us where we integrate an intelligent assistant into our Meeting Insight solution, targeting to automate various enterprise business processes across the organization. As such, we see much potential and growth in voice.ai related applications.”

“As we enter 2021 with growth engines such as solutions for Microsoft Teams, contact centers and conversational AI, we are confident in our decision to continue to invest in future solutions and service offerings in the UCaaS and Contact Center enterprise market and to focus on the return on investment to our shareholders," concluded Mr. Adlersberg.

Court Approval of Share Purchases and/or Cash Dividends

In January 2021, the Company received court approval in Israel to purchase up to an aggregate amount of $30 million of additional ordinary shares. The court approval also permits AudioCodes to declare a dividend of any part of this amount. The approval is valid through July 19, 2021.

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AudioCodes Press Release

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company's fourth quarter and full year of 2020 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced communications software, products and productivity solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impact of the COVID-19 pandemic on our business and results of operations; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes Reports Fourth Quarter and Full Year 2020 Results	Page 4 of 10

AudioCodes Press Release

©2021 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports Fourth Quarter and Full Year 2020 Results	Page 5 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2020	2019
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$40,934	$64,773
Restricted cash	5,100	5,000
Short-term and restricted bank deposits	84,817	1,416
Short-term marketable securities and accrued interest	449	-
Trade receivables, net	34,518	27,501
Other receivables and prepaid expenses	8,631	5,626
Inventories	29,193	28,275
Total current assets	203,642	132,591

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$94	$694
Long-term marketable securities and accrued interest	54,895	-
Deferred tax assets	12,081	20,466
Operating lease right-of-use assets	25,430	29,688
Severance pay funds	20,597	19,370
Total long-term assets	113,097	70,218

PROPERTY AND EQUIPMENT, NET	4,593	4,392

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	36,791	37,123

Total assets	$358,123	$244,324

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$1,200	$2,473
Trade payables	6,984	6,628
Other payables and accrued expenses	28,531	24,692
IIA settlement liability	11,684	10,750
Deferred revenues	37,182	33,538
Short-term operating lease liabilities	9,178	8,579
Total current liabilities	94,759	86,660

LONG-TERM LIABILITIES:
Accrued severance pay	$21,830	$20,313
Long-term bank loans	-	1,200
IIA settlement liability	-	10,749
Deferred revenues and other liabilities	12,243	9,831
Long-term operating lease liabilities	19,436	23,097
Total long-term liabilities	53,509	65,190

Total shareholders’ equity	209,855	92,474
Total liabilities and shareholders' equity	$358,123	$244,324

AudioCodes Reports Fourth Quarter and Full Year 2020 Results	Page 6 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2020	2019	2020	2019
	(Unaudited)	(Audited)	(Unaudited)
Revenues:
Products	$145,332	$135,646	$37,644	$35,271
Services	75,442	64,641	21,022	17,526
Total Revenues	220,774	200,287	58,666	52,797
Cost of revenues:
Products	54,384	59,022	12,071	15,340
Services	16,574	14,129	4,735	3,215
Expense related to royalty buyout agreement with the IIA	-	32,178	-	32,178
Total Cost of revenues	70,958	105,329	16,806	50,733
Gross profit	149,816	94,958	41,860	2,064
Operating expenses:
Research and development, net	46,072	41,199	12,528	10,941
Selling and marketing	51,217	51,535	13,110	13,650
General and administrative	14,177	11,778	4,104	3,424
Total operating expenses	111,466	104,512	29,742	28,015
Operating income (loss)	38,350	(9,554)	12,118	(25,951)
Financial income (expenses), net	(1,703)	(1,761)	(2,661)	231
Income (loss) before taxes on income	36,647	(11,315)	9,457	(25,720)
Tax benefit (taxes on income), net	(9,399)	15,292	(1,076)	17,487
Net income (loss)	$27,248	$3,977	$8,381	$(8,233)
Basic net earnings (loss) per share	$0.87	$0.14	$0.25	$(0.28)
Diluted net earnings (loss) per share	$0.83	$0.13	$0.24	$(0.28)
Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	31,440	29,252	32,907	29,423
Weighted average number of shares used in computing diluted net earnings (loss) per share (in thousands)	32,916	30,800	34,210	29,423

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2020	2019	2020	2019
	(Unaudited)	(Audited)	(Unaudited)
GAAP net income (loss)	$27,248	$3,977	$8,381	$(8,233)
GAAP net earnings (loss) per share	$0.83	$0.13	$0.24	$(0.28)
Cost of revenues:
Share-based compensation (1)	181	183	24	62
Amortization expenses (2)	272	272	68	68
Expense related to royalty buyout agreement with the IIA (3)	-	32,178	-	32,178
	453	32,633	92	32,308
Research and development, net:
Share-based compensation (1)	1,535	937	771	289
Selling and marketing:
Share-based compensation (1)	3,635	2,171	967	811
Amortization expenses (2)	60	60	15	15
	3,695	2,231	982	826
General and administrative:
Share-based compensation (1)	3,420	2,001	1,436	797
Revaluation of earn-out liability (4)	-	(23)	-	-
	3,420	1,978	1,436	797
Financial expenses:
Exchange rate differences (5)	1,973	2,172	2,844	(158)

Income taxes:
Deferred tax (6)	8,398	(16,099)	720	(17,731)
Non-GAAP net income	$46,722	$27,829	$15,226	$8,098
Non-GAAP diluted net earnings per share	$1.41	$0.89	$0.44	$0.26

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Active Communications Europe assets.
(3)	Expense related to royalty buyout agreement with the IIA.
(4)	Income related to revaluation of an earn-out liability in connection with the acquisition of Active Communications Europe.
(5)	Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.
(6)	Non-cash deferred tax expenses (benefit).

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2020	2019	2020	2019
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$27,248	$3,977	$8,381	$(8,233)
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,268	2,044	587	522
Amortization of marketable securities premiums and accretion of discounts, net	172	79	134	-
Increase (decrease) in accrued severance pay, net	290	(267)	(133)	(391)
Share-based compensation expenses	8,771	5,292	3,198	1,959
Decrease (increase) in deferred tax assets, net	8,329	(16,282)	692	(17,763)
Increase (decrease) in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	(26)	140	(7)	20
Decrease in operating lease right-of-use assets	7,913	7,444	2,193	1,543
Increase (decrease) in operating lease liabilities	(6,717)	(5,456)	789	60
Changes in IIA settlement liability, net	(9,815)	21,499	(10,086)	21,499
Increase in trade receivables, net	(7,017)	(5,222)	(3,364)	(3,216)
Decrease (increase) in other receivables and prepaid expenses	(1,516)	259	233	(223)
Decrease (increase) in inventories	(1,525)	(5,925)	929	1,752
Increase (decrease) in trade payables	356	440	390	(1,191)
Increase in other payables and accrued expenses	3,839	2,805	4,143	1,381
Increase in deferred revenues	5,906	12,342	2,008	4,694
Net cash provided by operating activities	38,476	23,169	10,087	2,413
Cash flows from investing activities:
Investment in short-term deposits	(84,000)	-	-	-
Proceeds from (investment in) short-term deposits	599	10,962	(75)	-
Proceeds from long-term deposits	600	1,200	375	300
Proceeds from redemption of marketable securities	-	29,412	-	10,027
Purchase of marketable securities	(54,977)	(10,025)	(27,313)	(19)
Purchase of property and equipment	(1,530)	(1,949)	(418)	(273)
Net cash provided by (used in) investing activities	(139,308)	29,600	(27,431)	10,035

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2020	2019	2020	2019
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	-	(8,002)	-	-
Repayment of bank loans	(2,497)	(2,470)	(632)	(617)
Cash dividends paid to shareholders	(8,442)	(6,720)	(855)	-
Payment related to the acquisition of ACS	-	(410)	-	-
Proceeds from issuance of shares, net	85,426	-	-	-
Proceeds from issuance of shares upon exercise of options and warrants	2,606	3,103	1,230	870
Net cash provided by (used in) financing activities	77,093	(14,499)	(257)	253

Net increase (decrease) in cash, cash equivalents, and restricted cash	(23,739)	38,270	(17,601)	12,701
Cash, cash equivalents and restricted cash at beginning of period	69,773	31,503	63,635	57,072
Cash, cash equivalents and restricted cash at end of period	$46,034	$69,773	$46,034	$69,773

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